NEWS RELEASE

Paramount Energy Trust Announces Enhanced Terms to the Proposed Amendments of Convertible Debentures and

Moves Serial Meeting Date to December 7, 2009

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Coupon of 7.25%

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$7.50 conversion price

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Five year term

Calgary, Alberta – November 23, 2009.  Paramount Energy Trust (TMX: PMT.UN) ("PET" or the "Trust") today announced that it has revised the terms of the proposed amendments to its 6.25% convertible unsecured subordinated debentures due June 30, 2010 (the "2010 Debentures") (TMX: PMT.DB.A) and its 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the "2011 Debentures") (TMX: PMT.DB.B).  For each of the 2010 Debentures and 2011 Debentures (the "Debentures"), PET now proposes to:

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Increase the coupon by 1.0% from 6.25% to 7.25%;

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Reduce the conversion price to $7.50 per Trust Unit. The conversion prices are currently $19.35 and $23.80 per Trust Unit for the 2010 Debentures and 2011 Debentures, respectively. The proposed amendments, in management's view, will contain considerably increased equity option value as compared to the 2010 Debentures and 2011 Debentures;

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Establish a five year term by extending the maturity date to January 31, 2015. The maturity dates for the 2010 Debentures and 2011 Debentures are currently June 30, 2010 and April 30, 2011, respectively; and

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Provide a three year non-call period until January 31, 2013.  Debentureholders will have the opportunity to achieve an attractive cash yield for an extended period on a protected basis.

All other terms of the Debentures will remain unchanged.

The serial meeting of Debentureholders for each of the 2010 Debentures and 2011 Debentures to approve the proposed revised Debenture amendments will be moved to December 7, 2009 to allow Debentureholders additional time to consider the amendments.  The record date for the rescheduled meeting will remain unchanged as October 9, 2009.

Further information with respect to these proposed revised amendments will be outlined in a supplemental management information circular (the "Supplemental Circular") anticipated to be mailed to Debentureholders on or about November 25, 2009 and will be posted on PET’s website after that time. An updated investor presentation reflecting the revised proposed amendments will also be posted on PET's website www.paramountenergy.com.  The investor presentation will also update the Trust’s financial and physical natural gas forward sales arrangements as at November 23, 2009.

“Over that last several weeks we have had the opportunity to receive feedback from our Debentureholders and have decided to provide enhanced terms to address their concerns.  To date the Trust has not received the required 66⅔ percent approval to amend either series of debentures as originally proposed, although the majority of the 2011 Debentureholders that voted have supported the originally proposed amendments. We continue to believe that amending and extending the Debentures re-aligns the Debentureholders' and Unitholders' interests and re-establishes the long-term component of the Trust's debt structure. The revised amendments address specific feedback from Debentureholders and we believe these changes represent fair value for the Debentureholders and PET Unitholders,” said Sue Riddell Rose, President and Chief Executive Officer.

The Board of Directors of Paramount Energy Operating Corp., the Administrator of PET, has concluded that the revised amendments are in the best interests of PET and the Debentureholders and recommend that Debentureholders CONSENT TO/VOTE FOR the revised amendments.

For the proposed revised amendments to be approved either:

(a)

holders of at least 66⅔% of the principal amount of each of the 2010 Debentures and the 2011 Debentures sign and deposit an instrument in writing; or

(b)

holders of at least 66⅔% of the principal amount of each of the 2010 Debentures and the 2011 Debentures (each voting separately as a series), in each case, present or represented by proxy vote for the proposed amendments at a meeting of Debentureholders that may be held and is presently scheduled to be held on Monday, December 7, 2009 at 1:30 p.m. (Mountain Standard Time) in the Frank L. Burnet Boardroom at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta.

As a Debentureholder, if you have not voted or have voted against the originally proposed amendments, your immediate attention is required.  Debentureholders who previously consented to/voted for the originally proposed amendments do not need to take any action to have their consent/vote counted in favour of the revised amendments.  Debentureholders who previously voted for or against the originally proposed amendments and who now would like to change their vote as it applies to the revised amendments can do so by depositing either the previously provided form or the amended form of Written Consent and Form of Proxy in accordance with the instructions provided therein.  Should the proposed revised amendments be approved for either series of Debentures, all debentures of that series will be revised as today proposed.  Debentureholders are encouraged to vote as soon as practicable, and in any event no later than 4:30 p.m. (Mountain Standard Time) on December 4, 2009 using any of the methods outlined below:

Voting by Mail or Fax:

To vote for the revised Debenture amendments, complete and deposit either the original form or the revised form of the Written Consent and Form of Proxy with Computershare Trust Company of Canada accompanying the Supplemental Circular, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario  M5J 2Y1,  Attention:  Proxy Department, or Kingsdale Shareholder Services Inc. by fax at 1-866-545-5580.

Via Financial Broker:

Debentureholders may contact their broker or send their proxy form to their broker who can vote on the Debentureholder's behalf.

Telephone Voting:

English Telephone: 1-800-474-7493.    French Telephone: 1-800-454-8683. The 12-digit control number located in the box on the voting form will be required.

Internet Voting:

Log on to www.proxyvote.com. The 12-digit control number located in the box on the voting form will be required.

National Bank Financial Inc. acts as exclusive financial advisor in connection with the proposed amendments.

NOTICE TO UNITED STATES DEBENTUREHOLDERS

The solicitation described herein is made for the securities of a Canadian entity and is subject to Canadian disclosure requirements that are different from those of the United States.  Financial statements included or incorporated by reference in the Circular related to the solicitation have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards.  As a result, such financial statements may not be comparable to the financial statements of United States companies.

PET is an unincorporated open-ended income trust established under the laws of the Province of Alberta, Canada.  It may be difficult for U.S. Debentureholders to enforce their rights and any claim that they may have arising under United States federal or state securities laws, as PET and its administrator are organized or incorporated, as applicable, under the laws of Alberta, Canada, all or most of their assets are located in Canada, and all of the officers and directors of the administrator of PET are residents of Canada.  You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws.  It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

FORWARD LOOKING INFORMATION

This press release contains statements that constitute forward-looking information within the meaning of applicable securities legislation. This forward-looking information includes, without limitation, statements regarding the timing of the delivery of the Supplemental Circular and holding of the Debentureholder meeting, the proposed amendments of the Debentures and Debentureholder approval thereof and potential benefits to Debentureholders and PET of the proposed amendments. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release which assumptions are based on management analysis of historical trends, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding the receipt of Debentureholder approval of the proposed amendments. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which are not a guarantee of performance and are subject to a number of risks and uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of PET's management at the time the information is released and PET disclaims any intent or obligation to update publicly and such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly requested by applicable securities laws.

ABOUT PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

For further information please contact:

Kingsdale Shareholder Services Inc.

North American Toll Free Phone:  1-888-518-1558

Banks and Brokerages: (416) 867-2272

1-866-545-5580 (FAX – Toll Free)

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Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: (403) 269-4400

Fax: (403) 269-4444

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer

Sue M. Showers Investor Relations and Communications Advisor

The TMX Group has neither approved nor disapproved the information contained herein.